

February 6, 2023

Horacio E. Gutierrez, Esq.
Senior Vice President, General Counsel and Secretary
Walt Disney Company
500 South Buena Vista Street
Burbank, CA 91521

> **Re: Walt Disney Co**
> **DEFA14A filed February 2, 2023**
> **SEC File No. 1-38842**

Dear Horacio E. Gutierrez:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

DEFA14A filed February 2, 2023

Press Release dated February 2, 2023, page 1

1. Disney's press release dated February 2, 2023 contains the following statement: "The Disney Board of Directors does not endorse Nelson Peltz (or his son Matthew, who is running as an alternate Mr. Peltz may **swap in**) as a nominee..." (emphasis added). As Disney's letter to shareholders of the same date recognizes, Trian's proxy statement contains qualifying language, consistent with the scope of discretionary authority under Rule 14a-4(c)(5), regarding the circumstances under which Matthew would be substituted for Nelson Peltz: "if he is unable to serve or for good cause will not serve." In future soliciting materials referencing Trian's alternate nominee Matthew Peltz, include the qualifying language concerning the circumstances for the substitution that you have included in the February 2, 2023 letter to shareholders. Please confirm your understanding in a response letter.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions